SEC

19010957

SEC Processing Section
SEP 06 2019
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Continental Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Broadway St.
(No. and Street)

Longview	WA	98632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Max Kamp (800) 525-0181
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd. #460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Max B. Kamp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Continental Investors Services, Inc., as of June 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Katherine E. Sorensen

Notary Public

KATHERINE E SORENSEN NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES APRIL 8, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Continental Investors Services, Inc.
Longview, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Continental Investors Services, Inc. (CIS) as of June 30, 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Continental Investors Services as of June 30, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CIS management. Our responsibility is to express an opinion on CIS' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CIS in accordance with the U.S, federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Continental Investors Services, Inc.'s financial statements. The supplemental information is the responsibility of CIS' management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the

completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

We have served as CIS' auditor since 2012.

Walnut Creek, California
August 23, 2019

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Financial Condition
June 30, 2019

ASSETS

Cash	$ 262,641
Restricted cash	555,638
Receivable from broker-dealers and clearing organization	1,310,204
Securities owned	3,408,081
Deferred tax asset	9,672
Prepaid expenses and other assets	32,912
Furniture and equipment, net of accumulated depreciation of $88,522	2,292
TOTAL ASSETS	$ 5,581,440

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 19,695
Payable to broker-dealers and clearing organizations	3,571,318
Federal income taxes payable	4,919
Total liabilities	3,595,932
STOCKHOLDERS' EQUITY:	
Common stock of no par value, authorized 200,000 shares, issued 72,726 and outstanding 13,121	791,329
Treasury stock, 59,605 shares, at cost	(3,251,911)
Retained earnings	4,446,090
Total stockholders' equity	1,985,508
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,581,440

See independent auditors' report and notes to these financial statements

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Income
Year Ended June 30, 2019

REVENUES AND GAINS:	
Security commissions	$ 2,619,211
Sale of investment company shares	415,815
Gains on firm securities trading	166,893
Interest	196,197
Total revenues and gains	3,398,116
EXPENSES:	
Commissions and related	2,002,673
Employee compensation and benefits	555,214
Clearance paid to other brokers	232,574
Communications and data processing	94,386
Professional fees	22,751
Occupancy and office supplies	93,802
Interest	30,861
Other	116,621
Total expenses	3,148,882
INCOME BEFORE FEDERAL INCOME TAXES	249,234
INCOME TAX PROVISION:	
Current federal income tax expense	(17,505)
Deferred federal income tax benefit	(18,103)
Total income tax provision	(35,608)
NET INCOME	$ 213,626

See independent auditors' report and notes to these financial staements

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2019

	Common Stock		Treasury Stock		Retained	
	# Shares	Amount	# Shares	Amount	Earnings	Total
BALANCES AT JUNE 30, 2018	72,726	$ 791,329	59,605	$ 3,251,911	$ 4,232,464	$ 1,771,882
Net income	-	-	-	-	213,626	213,626
Treasury stock purchases	-	-	-	-	-	-
			$ -			
BALANCES AT JUNE 30, 2019	72,726	$ 791,329	59,605	$ 3,251,911	$ 4,446,090	$ 1,985,508

See independent auditors' report and notes to these financial statements

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	213,626
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		1,310
Net unrealized losses on securities owned		72,855
Use of deferred tax asset		18,103
Bad debt expense		17,340
(Increase) decrease in operating accounts:		
Fees receivable		(17,214)
Other receivables		20,521
Securities owned		542,649
Prepaid expenses		1,777
Accounts payable and accrued expenses		3,812
Payable to broker-dealers and clearing organizations		(722,801)
Net cash provided by operating activities		151,978
NET CHANGE IN CASH		151,978
CASH, BEGINNING OF YEAR		666,301
CASH, END OF YEAR	$	818,279
SUPPLEMENTAL CASH FLOW INFORMATION:		
Income tax paid	$	-
Interest paid	$	30,861
RECONCILIATION OF CASH AND RESTRICTED CASH:		
Cash available for general operations	$	262,641
Restricted cash		555,638
Total cash	$	818,279

The accompanying notes are an integral part of these financial statements.

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company and Nature of the Business
Continental Investors Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Washington state corporation.

The Company provides broker-dealer services in principally debt-related securities both as agent and principal to its customers. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belong to the Company's customers would be handled by a clearing broker-dealer. The Company's customers are located throughout the United States.

Cash and Cash Equivalents
Cash consists of deposits with banks. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Restricted cash is segregated for presentation purposes and is not available for general operations. A corresponding liability of $555,638 is also included with Payable to Broker-Dealers in the accompanying financial statements.

Securities Owned
Proprietary security transactions in regular-way trades are recorded on a trade-date basis, as if they had been settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 2).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Other Receivables
The Company advances funds to its registered representatives as determined necessary by management. Management records an allowance for bad debts based on a collectability review of specific accounts. Management has recorded an additional bad debt of $17,340 during the year ended June 30, 2018. As such the total receivable of $36,825 has been fully allowed.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2019 was $786.

Furniture and Equipment and Depreciation
Furniture and equipment with a cost basis in excess of $5,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Normal repairs and maintenance, including website maintenance, computer hardware replacement parts or computer software upgrades, are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	5 years
Website development costs	5 years

Treasury Stock
Treasury stock is accounted for using the cost method.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of

unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Concentrations of Risk
The Company is engaged in various trading and brokerage activities with counterparties, primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's operating cash is on deposit with one financial institution, which balance exceeded the federally insured limit of $250,000 by $12,641 as of June 30, 2019.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies
Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2019, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Subsequent Events
Management has evaluated events through August 23, 2019, the date on which the financial statements were available to be issued. No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

Recent accounting pronouncements
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company expects to adopt the provisions of this guidance on July 1, 2020, and is currently evaluating the impact that ASU 2018-13 will have on its related disclosures.

2. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value input. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurements falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2019:

Security Type	*Level 1*	*Level 2*	*Level 3*	*Total*
Mutual Funds	$ 165,516	$ -	$ -	$ 165,516
Corporate and other debt	-	793,221	-	793,221
Municipal bonds	20,023	2,317,880	-	2,337,903
Equities	111,441	-	-	111,441
TOTALS	$ 296,980	$ 3,111,101	$ -	$ 3,408,081

3. RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Amounts receivable from and payable to the Company and the clearing organization at June 30, 2019 consist of the following:

	Receivable	*Payable*
Deposits for securities borrowed/loaned	$ 1,217,683	$ -
Cash held by clearing broker	2,148	-
Payable to clearing broker	-	3,015,679
Interest receivable	19,854	-
Commissions receivable	6,448	-
TOTALS	$ 1,246,133	$ 3,015,679

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, The Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to unsettled trading securities owned and is collateralized by securities owned by the Company. Interest is charged on this payable at the prevailing margin rate, which was 6.84% at June 30, 2019.

4. INCOME TAXES

A reconciliation of the Company's federal income and related accounts are as follows for the year ended June 30, 2019:

	Federal Income Tax Provision		Federal Income Tax Asset (Liability)		
	Current	Deferred	Deferred Tax Asset	Refundable Income Taxes	Income Taxes Payable
Balance, beginning of year	$ -	$ -	$ 27,775	$ 12,586	$ -
Income Before federal income taxes	$ 249,234				
Permanent differences between book and tax:					
Non-deductible portion of meals (50%)	3,365				
Non-deductible life insurance for executive	2,086				
Interest income not subject to federal taxation	(61,480)				
Temporary differences between book and tax:					
Accrued vacation	-	(11,522)	11,522		
Depreciation	1,310	2,292	(2,292)		
Bad debt expense	17,340	(36,825)	36,825		
Taxable income before special deduction	211,855	(46,055)	46,055		
Special deduction for dividends	(3,522)	-	-		
Taxable income	$ 208,333	$(46,055)	$ 46,055		
Tax Provision:					
Federal tax (at 21%)	$ 43,750	$ (9,672)	$ 9,672		$ (43,750)
Application of prepaid federal income taxes				(12,586)	12,586
Application of tax credits available from prior year AMT	(26,245)	27,775	(27,775)	-	26,245
Balance at June 30, 2019	$ 17,505	$ 18,103	$ 9,672	$ -	(4,919)
Total tax provision	$ 35,608				

The Company's tax returns are subject to examination of federal tax jurisdictions. There are no examinations currently in process. The Company is no longer subject to income tax audits for years before 2013.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2019, the Company had net capital of $1,683,515, which was $1,433,516 in excess of its required net capital of $250,000.

6. PENSION PLAN

The Company has established a SAR-SEP pension plan covering substantially all employees. The Company may elect to make employer contributions as determined by the Board of Directors. SAR-SEP employer expense for the year ended June 30, 2019 was $19,862 which is included in employee compensation and benefits in the accompanying statement of income.

7. RELATED PARTY TRANSACTIONS

During the current fiscal year, all shareholders of CIS as of June 30, 2019, with one exception, were paid employees and/or paid representatives of CIS. Shareholder representatives were compensated at standard commission rates. In addition, one key employee, officer, and shareholder received a salary of $115,920 for managerial responsibilities.

The Company leases an office building on a month-to-month basis from a related company owned by an officer and key employee of CIS.

A family member of a officer/shareholder of CIS has earned commissions in the amount of $55,784. for the period ended June 30, 2019.

The following describes the transactions between this related company and CIS:

Nature of Transaction	Amount
Reimbursements from CIS to related company:	
Rent	$ 29,400
Utilities	4,488
Reimbursements from related company to CIS:	
Payroll and related costs	$ 41,891
Telephone	1,022
Travel related costs	70

8. REVENUE RECOGNITION

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topics 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on July 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts, as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Adoption of ASC Topic 606, Revenue from Contracts with Customers
On July 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts, which were not completed as of July 1, 2018. Results for reporting periods beginning after July 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605. There was no impact to retained earnings as of July 1, 2018, or to revenue for the twelve months ended June 30, 2019, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Significant judgments
Revenue from contracts with customers consists of distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when.to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Distribution fees (12b-1 fees)
The Company enters into arrangements with managed accounts or other pooled vehicles (funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time, as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are related to performance obligations that in some instances have been satisfied in prior periods.

CONTINENTAL INVESTORS SERVICES, INC.
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2019

Stockholders' equity		$ 1,985,508	
Liabilities subordinated to claims of general creditors		-	
		1,985,508	
Non-allowable assets and charges against net capital:			
Petty cash		190	
Prepaid expenses		32,722	
Refundable income taxes		-	
Deferred tax asset		9,672	
Receivable from non-customers		-	
Furniture and equipment		2,292	
		44,876	
Haircut on firm trading inventory and undue concentrations		257,117	
		301,993	
Net capital, as defined		1,683,515	(A)
Minimum requirement of net capital ($250,000 or 6-2/3% of aggregate indebtedness of $1,641)		250,000	
Excess of net capital over requirement		$ 1,433,515	
Aggregate indebtedness			
Total liabilities	$ 3,595,931		
Less: Subordinated capital	-		
Due to clearing broker-secured by firm trading securities	(3,571,318)		
		$ 24,613	(B)
Percentage of aggregate indebtedness to net capital (B/A)		1.46%	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts:

	Net Capital	Aggregate Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Amounts submitted by Company	$ 1,554,897	$ 106,862	6.87%
Audit Adjustments:			
Fees receivable	25,571	-	
Taxes payable	80,621	(80,621)	
Accounts payable	1,628	(1,628)	
Due to/from broker-dealer	20,799	-	
Rounding	(1)	-	
Audited amounts (above)	$ 1,683,515	$ 24,613	1.46%

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Continental Investors Services, Inc.
Longview, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Continental Investors Services, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Continental Investors Services, Inc. (CIS) claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the exemption provisions) and (2) CIS stated that CIS met the identified exemption provisions throughout the most recent fiscal year without exception. CIS' management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CIS' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 23, 2019

Continental Investors Services Inc. Exemption Report

Continental Investors Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k): 2(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Continental Investors Services, Inc.:

I, Max Kamp, swear that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

Title: President

August 23, 2019

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTNG FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Continental Investors Services, Inc.
Longview, WA

We have performed the procedures in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CIS and the SIPC, solely to assist you and SIPC in evaluating CIS' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. CIS management is responsible for its SIPC7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion or conclusion, respectively, on CIS' compliance with the applicable

instructions of the Form SIPC-7 for the year ended June 30. 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of CIS and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, CA
August 23, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **6/30/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

44523 FINRA JUN
CONTINENTAL INVESTORS SERVICES INC
PO BOX 888
LONGVIEW WA 98632-7552

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Max B. Kamp
(360) 423-5110

2. A. General Assessment (item 2e from page 2) $ 3,724.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,561.00)

1-17-2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,163.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,163.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Continental Investors Services, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of August, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **7/1/2018**
and ending **6/30/2019**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,398,116
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	651,751
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	232,574
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 30,861	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	30,861
Total deductions	915,186
2d. SIPC Net Operating Revenues	$ 2,482,930
2e. General Assessment @ .0015	$ 3,724.00
	(to page 1, line 2.A.)